UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NET 1 UEPS TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

64107N206
(CUSIP Number)

August 8, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No…………………64107N206

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Serge C.P. Belamant

2.	Check the Appropriate Box if a member of a Group (See Instructions) (a)
(a) ☒ Joint Filing
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
France

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	2,346,622

		6.	Shared Voting Power	None

		7.	Sole Dispositive Power	2,346,622

		8.	Shared Dispositive Power	None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,346,622

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
5.0%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No…………………64107N206

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
C.I. Law Trustees Limited for the San Roque Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ Joint Filing
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Jersey, Channel Islands

Number of Shares	5.	Sole Voting Power	800,799	(See note 1)
Beneficially
Owned by Each	6.	Shared Voting Power	None
Reporting Person
With:	7.	Sole Dispositive Power	800,799	(See note 1)

	8.	Shared Dispositive Power	None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
800,799

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
1.8%

12.	Type of Reporting Person (See Instructions)
OO

Note 1. Dr. Belamant is Proxy of C.I. Law Trustees Limited for the San Roque Trust and in such capacity has sole voting rights and dispositive power with respect to all of the shares of Common Stock of Net 1 UEPS Technologies, Inc. held by C.I. Law Trustees Limited for The San Roque Trust.

Item 1.

(a)	Name of the Issuer
Net 1 UEPS Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4th Floor, North Wing, President Place, Cnr Jan Smuts Avenue & Bolton Road, Rosebank, Johannesburg, South Africa.

Item 2.
(a) Name of Person Filing

	(i)	Dr. Belamant; and

	(ii)	C.I. Trustees Limited for the San Roque Trust

(b) Address of Principal Business Office, or if none, Residence

	(i)	Dr. Belamant's principal business office is: 4th Floor, North Wing, President Place, Cnr Jan Smuts Avenue & Bolton Road, Rosebank, Johannesburg, South Africa.

	(ii)	C.I. Trustees Limited for the San Roque Trust address is: Chancery Chambers, 8 Duhamel Place, St. Helier, Jersey, Channel Islands.

(c) Citizenship

	(i)	Dr. Belamant is a citizen of France.

	(ii)	C.I. Trustees Limited for the San Roque Trust is a Jersey, Channel Islands Trust.

(d) Title of Class of Securities

Common Stock, par value $0.001 per share.

(e) CUSIP Number

64107N206

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

     C.I. Trustees Limited for the San Roque Trust holds 800,799 shares of Common Stock directly, representing approximately 1.8% of the aggregate number of shares of Common Stock outstanding. Dr. Belamant is the beneficial owner of a total of 2,346,622 shares of the Common Stock, representing approximately 5.0% of the aggregate number of shares of the Common Stock, assuming that all 1,545,823 shares of the Special Convertible Preferred Stock of Net 1 UEPS Technologies, Inc. that Dr. Belamant beneficially owns (as described below) are converted into Common Stock and that no other holder converted its shares of Special Convertible Preferred Stock. Dr. Belamant is the beneficial owner of 800,799 shares of Common Stock held by C.I. Trustees Limited for the San Roque Trust because he has the right to vote and direct the disposition of these shares in his capacity as Proxy.

     Dr. Belamant is the beneficial owner of 1,545,823 shares of the Common Stock because he has the right to cause the conversion at any time of any or all of the 1,545,823 shares of Special Convertible Preferred Stock of Net 1 UEPS Technologies, Inc., held on his behalf through a trust structure necessitated by South African exchange control requirements, into an equal number of shares of Common Stock. The Special Convertible Preferred Stock has voting rights equivalent to those of the Common Stock and votes together with the Common Stock as a single class.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

/s/ Serge Belamant
Name: Dr. Serge C.P. Belamant

C.I. Law Trustees Limited for the San Roque Trust

By: /s/ Christopher Morgan
Name: Christopher David St. Clair Morgan
Title: Director

EXHIBIT 1 TO AMENDMENT NO. 1 TO SCHEDULE 13G

JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees and consents that the Schedule 13G filed herewith (this "Schedule 13G") by Dr. Serge C.P. Belamant is filed on behalf of each of them pursuant to the authorization of each of them to Dr. Belamant to make such filing and that such Schedule 13G is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.

Dated: February 13, 2006

/s/ Serge Belamant
Name: Dr. Serge C.P. Belamant

C.I. Law Trustees Limited for the San Roque Trust

By: /s/ Christopher Morgan
Name: Christopher David St. Clair Morgan
Title: Director